UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38177

Clementia Pharmaceuticals Inc.

(Translation of registrant’s name into English)

4150 Sainte-Catherine Street West, Suite 550
Montreal, Quebec, Canada H3Z 2Y5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

Material Change Report dated February 25, 2019.

Arrangement Agreement dated February 24, 2019 among Clementia Pharmaceuticals Inc., Ipsen S.A. and 11188291 Canada Inc.

Support and Voting Agreement dated February 24, 2019 among OrbiMed Private Investments IV, LP, 11188291 Canada Inc. and Ipsen S.A.

Form of Support and Voting Agreement between Clementia Pharmaceuticals Inc. and its directors and executive officers.

Exhibits

99.1 – Material Change Report dated February 25, 2019

99.2 – Arrangement Agreement dated February 24, 2019

99.3 – Support and Voting Agreement dated February 24, 2019

99.4 – Form of Support and Voting Agreement between Clementia Pharmaceuticals Inc. and its directors and executive officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clementia Pharmaceuticals Inc.
(Registrant)

Date: February 25, 2019	By: /s/ Steve Forte
Steve Forte
Chief Financial Officer